Exhibit 2.1
Subsidiaries of Registrant

Entity Name	Place of Incorporation or Organization
OneSpan Australia Pty Ltd	Australia
OneSpan Pty Ltd	Australia
OneSpan Austria GmbH	Austria
OneSpan Europe NV	Belgium
OneSpan NV	Belgium
OneSpan Seguranca de Dados Brasil Ltda	Brazil
Dealflo Technology Inc.	New Brunswick, Canada
OneSpan Canada Inc.	New Brunswick, Canada
OneSpan Software (Beijing) Co. Ltd.	China
OneSpan France SAS	France
OneSpan Japan Kabushiki Kaisha	Japan
OneSpan Netherlands B.V.	Netherlands
OneSpan Asia Pacific Pte Ltd	Singapore
OneSpan International GmbH	Switzerland
OneSpan Solutions GmbH	Switzerland
OneSpan Middle East FZE	Dubai, United Arab Emirates
OneSpan Solutions UK Limited	United Kingdom
OneSpan Technology Limited	United Kingdom
OneSpan Inc.	USA, State of Delaware
OneSpan North America Inc.	USA, State of Delaware